Securities and Exchange Commission
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report January 16, 2004
(Date of earliest event reported)

AGILYSYS, INC.

(Exact name of registrant as specified in its charter)

Ohio	(000-5734)	34-0907152
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

6065 Parkland Boulevard, Mayfield Heights, Ohio	44124
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (440) 720-8500

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ITEM 9. REGULATION FD DISCLOSURE.

Agilysys, Inc. is issuing a press release dated January 15, 2004, announcing an update to its previously issued fiscal 2004 full-year guidance. The full text of the press release is set forth in Exhibit 99.1 attached hereto and is incorporated by reference herein.

Information in this Current Report is being furnished pursuant to Item 9 and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in the Current Report shall not be incorporated by reference into any registration statement pursuant to the Securities Act of 1933, as amended. The furnishing of the information in this Current Report is not intended to, and does not, constitute a representation that such furnishing is required by Regulation FD or that the information contained herein is material investor information that is not otherwise publicly available.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AGILYSYS, INC.

By: /s/ Steven M. Billick
Steven M. Billick
Executive Vice President, Treasurer and Chief
Financial Officer

Date: January 16, 2004

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Exhibit Index

Exhibit No.	Description
99.1	Press Release issued by Agilysys, Inc., dated January 15, 2004, announcing an update to its previously issued fiscal 2004 full-year guidance.